FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of February 2010 (No. 3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                 No ☒

On February 4, 2010, we entered into Amendment No. 2 to the Standby Equity Purchase Agreement dated August 11, 2009 between us and YA Global Master SPV Ltd., as amended by Amendment No. 1 thereto dated August 27, 2009 (the “SEPA”).

The SEPA, provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $25 million of our ordinary shares over a two-year commitment period. To date an aggregate of $12,950,000 million of our ordinary shares have been sold to YA Global under the SEPA. Under the terms of the SEPA, from time to time through August 11, 2011, and at our sole and exclusive option, we may present YA Global with advance notices to purchase up to $12,050,000 of our ordinary shares. Under the terms of the SEPA we may at our option also issue an additional $450,000 of our ordinary shares in payment of all or part of the balance of the commitment fee payable to YA Global under the SEPA.

To date, the offer and sale of our ordinary shares under the SEPA was registered under our Registration Statement on Form F-3 (Registration Number No. 333-148747). Amendment No. 2 amends the SEPA to provide that any future offer and sale to YA Global of ordinary shares pursuant to the Agreement will be made under our recently effective Registration Statement on Form F-3 (Registration Number 333-163196).  Except as so amended, the SEPA as amended by Amendment No. 1 thereto remains in full force and effect.

Attached hereto are the following exhibits:

Exhibit No.	Description
99.1
Standby Equity Purchase Agreement dated August 11, 2009 between us and YA Global Master SPV Ltd. (as previously filed by us as Exhibit No. 99.1 to our Report on 6-K for the month of  August 2009 (No. 5) filed on August 12, 2009)

99.2	Amendment No. 1 dated August 27, 2009 to the SEPA (as previously filed by as Exhibit 99.1 to our Report on Form 6-K for the month of August 2009 (No. 11) filed on August 27, 2009)
99.3	Amendment No. 2 dated February 4, 2010 to the SEPA.

This Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 (No. 333- 163196) and our other effective Registration Statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2010	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary